EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 24, 2005	September 30, 2006	September 29, 2007	September 27, 2008	September 26, 2009
Income (loss) before income taxes, cumulative effect of accounting change, and income (loss) of equity method investees	$83,896	$101,882	$54,700	$(360,454)	$103,893
Fixed charges (1)	24,582	42,912	52,093	40,394	23,820

Earnings	108,478	144,794	106,793	(320,060)	127,713
Fixed charges (1)	$24,582	$42,912	$52,093	$40,394	$23,820
Earnings to fixed charges excess (deficiency)	$83,896	$101,882	$54,700	$(360,454)	$103,893
Ratio of earnings to fixed charges (2)	4.41	3.37	2.05	N/A	5.36

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio is not meaningful.